EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

September 5, 2014	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO ANNOUNCES UPCOMING INVESTOR EVENTS

Avino Silver & Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE – MKT, GV6: FSE, “Avino” or “the Company”) is pleased to announce its participation in the following upcoming events:

Rodman & Renshaw 16th Annual Global Investment Conference - September 8–12, 2014 (New York, NY)

The Rodman & Renshaw Global Investment Conference is sponsored by H.C. Wainwright & Co., LLC, and will be held at the New York Palace Hotel in New York City. More than 200 public and private companies from around the world are expected to present to an audience of over 1,500 attendees. The conference will feature tracks devoted to Metals and Mining, Technology, Cleantech and Growth. Avino’s CEO, Mr. David Wolfin, will speak at the conference at 10:25AM on Tuesday, September 9. For more information on the Rodman & Renshaw Global Investment Conference please click here.

Euro Pacific Capital 4th Annual Investment Conference - September 9, 2014 (New York, NY)

Avino will join Peter Schiff and Euro Pacific Capital for the 4th annual Euro Pacific Global Investment Conference on September 9, 2014 at the Sofitel Hotel in New York. Euro Pacific has assembled a group of senior executives from global companies who will offer insights into their own firms as well as their analysis of trends in their respective industries. This year’s event includes firms with market capitalizations ranging from $10 million to over $7 billion in the energy, mining, and transportation sectors. Mr. Wolfin will be presenting at 1:30 PM on Tuesday, September 9. For more information please click here.

2014 Precious Metals Summit Colorado - September 10-12, 2014 (Beaver Creek, CO)

At the 2014 Precious Metals Summit, Avino will join Rick Rule of Sprott Asset Management and Brent Cook of Exploration Insights at the Park Hyatt in Beaver Creek, Colorado between September 10 and 12, 2014. The summit is a private, by-invitation equities conference where institutional investors and fund managers attend corporate presentations and meet one-on-one with senior management from some of the world’s most prospective precious metals explorers, developers and emerging producers. For more information on the 2014 Precious Metals Summit Colorado please click here.

2014 Denver Gold Forum – September 14–17, 2014 (Denver, CO)

Hosted each September in Colorado, the Denver Gold Forum is the world's single largest gathering of precious metal equities. The Denver Gold Forum showcases seven-eighths of the world's publicly traded gold and silver companies when measured by production or reserves. The invitation-only Forum is attended by the world's leading specialist precious metal investors as well as generalist institutional investors and hedge funds. Buy- and sell-side analysts from around the world make up the balance of the participants. The 2014 Forum will be held at the Hyatt Regency in Denver, where Avino will be holding a reception on Monday, September 15 at 6PM. For more information please click here.

About Avino

Avino is a silver and gold producer operating the Avino property located in Durango, Mexico. The Company's mission is to become a mid-tier silver producer through profitable organic growth at the Avino property and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
Chief Executive Officer
Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release may contain "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.